UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

New Mountain Finance Holdings, L.L.C.

(Name of Company)

787 Seventh Avenue, 48th Floor

New York, NY 10019

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(212) 720-0300

Telephone Number (including area code)

000-54413

File Number under the Securities Exchange Act of 1934

New Mountain Finance Holdings, L.L.C. (the “Company”) is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

The Company was formed as part of a transaction designed generally to prevent New Mountain Finance Corporation’s (“NMFC”) shareholders from being allocated taxable income with respect to unrecognized gains that existed at the time of the initial public offering of NMFC.  Through various offerings, NMFC, a business development company, has acquired 100% ownership in the Company.  The Company intends to remain a wholly-owned subsidiary of New Mountain Finance Corporation (“NMFC”), with the sole purpose of serving as a special purpose vehicle for the Company’s existing credit facilities, an activity that no longer necessitates an election to be treated as a business development company.  NMFC has assumed all other operating activities previously undertaken by the Company under the management of the investment adviser, New Mountain Finance Advisers BDC, L.L.C.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York, New York on the 8th day of May, 2014.

New Mountain Finance Holdings, L.L.C.

		By:	/s/ Robert A. Hamwee
Name: Robert A. Hamwee
Title: Chief Executive Officer

Attest:	/s/ Paul A. Bosco
Name: Paula A. Bosco
Title: Chief Compliance Officer and Corporate Secretary